SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

OMB Number 3235-0058

Commission File Number: 814-00207

NOTIFICATION OF LATE FILING

(Check One): / / Form 10-K / / Form 11-K / / Form 20F /X/ Form 10-Q

/ / Form N-SAR

For Period Ended: March 31, 2004

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/ / Transition Report on Form 10-K / / Transition Report on Form 10-Q

/ / Transition Report on Form 20-F / / Transition Report on Form N-SAR

/ / Transition Report on Form 11-K

For the Transition Period Ended: _______________________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: Venture Lending & Leasing III, Inc.

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Former name if applicable: N/A

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Address of principal executive office

(Street and number): 2010 North First Street; Suite 310

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City, state and zip code: San Jose, CA 95131

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PART II

RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule

12b-25(c) has been attached if applicable.

FORM 12B-25

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q,N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant requires additional time to complete its evaluation of the effect of a proposed change in revenue recognition on the financial statements, and therefore cannot, without unreasonable effort and expense, file its Form 10-Q on or before the prescribed filing date.

PART IV

OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

Douglas D. Reed (408) 436-8577 X17

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(Name) (Area code) (Telephone number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant

Act of 1940 during the preceding 12 months or for such shorter period that the

Registrant was required to file such report(s) been filed? If the answer is no,

identify report(s).

/X/ Yes // No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

/X/ Yes // No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that interest revenue, net investment income, and net income will be reduced by $194,068 for the three months ended March 31, 2003 due to a restatement caused by a change in methodology for recognizing interest revenue. Below are adjusted results for the three months ended March 31, 2003 and estimated results for the three months ended March 31, 2004.
	As Previously
	Reported	Adjustment	As Adjusted	Estimated
	3/31/03	3/31/03	3/31/03	3/31/04
Interest on loans	$6,666,578	$(194,068)	$6,472,510	$4,878,630
Net Investment Income	$3,988,987	$(194,068)	$3,794,919	$3,217,358
Net Loss	$(269,046)	$(194,068)	$(463,114)	$596,063

FORM 12B-25

Venture Lending & Leasing III, Inc.

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(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 18, 2004 By: /s/ Douglas D. Reed

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Douglas D. Reed

Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b)of Regulation S-T.